[GRAPHIC OMITTED]

                                                                  Law Department
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                               One Granite Place
                                                               Concord, NH 03301

                                                              Ronald R. Bessette
                                                                  Senior Counsel
                                                             Phone: 603-229-6140
                                                         Ronald.Bessette@LFG.com

VIA EDGAR

June 12, 2009

Ms. Ellen Sazzman, Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   The Lincoln National Life Insurance Company (Company)
      Lincoln National Variable Annuity Account H
      American Legacy III Plus (File No. 333-35780)
      Post-Effective Amendment No. 25 filed May 5, 2009

Dear Ms. Sazzman:

         Following are my responses to your comments on the above-referenced filing, received by telephone on June 11, 2009.

Comment 1: Cover Page - Please confirm that the contract name on the supplement is and will continue to be the same as the EDGAR class identifier associated with the contract.

Response: The contract name on the supplement is and will continue to be the same as the EDGAR class identifier associated with the contract.

Comment 2: Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the company's guarantees under the policy.

Comment 3: If the company is relying on Section 240.12h-7 of the 1934 Act, must so state in the prospectus.

Response:   The Company is not relying on Section 240.12h-7 of the 1934 Act.


Comment 4: Add language to disclose that the general account is not segregated or insulated from the claims of the insurance company's creditors.

Response: The language below was added to the underlying prospectus dated May 1, 2009. See "The Lincoln National Life Insurance Company" beginning on page 11 of the prospectus. (A hard copy of the prospectus will be sent to you via FedEx.)

"Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our policyholders. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value."

Comment 5: Explain to the Staff how and when the supplement language will be incorporated into the prospectus.

Response: The language will be incorporated into the May 1, 2010 prospectus. The sections of the prospectus that discuss the discontinued living benefit riders will be moved into an appendix that will appear at the back of the prospectus. Those sections are:

Under Charges and Other Deductions - Rider charges:
        o  Lincoln Lifetime IncomeSM Advantage Charge;
        o  Lincoln SmartSecurity(R) Advantage Charge;
        o  4LATER(R) Advantage Charge;
        o  4LATER(R) Guaranteed Income Benefit Charge.

Under The Contracts - Living Benefit Riders:
        o  Lincoln Lifetime IncomeSM Advantage;
        o  Lincoln Lifetime IncomeSM Advantage Plus;
        o  Lincoln SmartSecurity(R) Advantage;
        o  4LATER(R) Advantage;
        o  4LATER(R) with Guaranteed Income Benefit.

Comment 6: In the introductory paragraph of the supplement, provide the page number or the section reference from the prospectus that discusses each rider.

Response: Section references have been added.


Comment 7: Provide a brief overview of each living benefit rider, and provide a reference to the applicable section of the prospectus.

Response: An overview and a reference for each Living Benefit Rider have been added.


Comment 8: Disclose if the changes outlined in the supplement will affect contractowners who elected a living benefit rider prior to the effective date of the supplement.

Response: Contractowners who currently own a living benefit rider, including contractowners who elect a living benefit rider prior to October 13, 2009, will not be affected by the provisions outlined in the supplement. Additional clarification has been added.

Comment 9: In the third paragraph of the Supplement please disclose when it would be in the interest and/or not in the interest of contractowners who purchase contracts prior to June 30, 2009 to elect i4LIFE(R) Advantage with the then current version of Guaranteed Income Benefit.

Response: The following has been added to the seventh paragraph of the supplement:


         Contractowners might consider purchasing i4LIFE(R) Advantage with the Guaranteed Income Benefit if they need an income program that provides periodic variable income payments for life, with a minimum payout floor, the ability to make withdrawals during a defined period of time (Access Period) and a death benefit during the Access Period. i4LIFE(R) Advantage with the Guaranteed Income Benefit uses a slightly lower annuity factor to calculate payments and contractowners might consider other annuity payment options if their annuity payments would be higher. Please refer to the i4LIFE(R)Advantage with the Guaranteed Income Benefit section of your prospectus for more details.

Comment 10: Please disclose how contractowners will be notified if Lincoln determines to make the Guaranteed Income benefit unavailable as disclosed in the third paragraph.

Response: Disclosure has been added indicating that notification shall be by prospectus disclosure.


Comment 11: Please clarify circumstances under which the Guaranteed Income Benefit would become unavailable for purchase.

Response: The supplement has been clarified to state that discontinuance of the sale of the living benefit rider would be in conformance with contractual rights.

Comment 12: Please clarify to whom and how the October 13, 2009 deadline will apply. Will it apply to contracts purchased prior to June 30, 2009?

Response: The section has been clarified to reflect that the October 13, 2009 deadline applies to contracts purchased prior to July 1, 2009.

Comment 13: Please clarify the statement in paragraph 4 regarding provisions not discussed in the supplement will remain unchanged. Which provisions will change?

Response: The statement has been removed as there will be no change to the provisions of living benefit riders already in effect.

Comment 14: Fifth paragraph: Reference which provisions should be disregarded and the time frame during which each provision should be disregarded.

Response:   A listing of the specific prospectus sections has been added.


Comment 15: In the sixth paragraph please disclose if there is any penalty if a contractowner drops or changes a living benefit rider after reading the supplement.

Response: A sentence has been added indicating that contractowners will not be able to carry over Guaranteed Amounts or Income Benefits to new living benefit riders if they drop their current living benefit riders.

Comment 16: 7th paragraph: Revise the reference to Investment Requirements to clarify how they apply outside of living benefit riders, or reference the appropriate section of the prospectus and explain how Investment Requirements operate.

Response: Disclosure has been added to clarify how Investment Requirements will or will not impact current and future elections of living benefit riders.

Comment 17: Please consider if there is a need to revise the fee tables and examples.


Response: There are no changes to the fees or expenses of the living benefit riders or the contracts pursuant to the supplement. The fee and expense tables as well as the Examples do not need to be revised as the fee and expense tables as well as the Example would be necessary to aid in the determination by existing contractowners with living benefit riders of whether to add additional purchase payments.

Comment 18: Please consider whether there is a need to disclose whether the unavailability or limited availability of the living benefit riders impacts the death benefits or annuity options otherwise available under the contracts.

Response: There is no impact to the death benefits or annuity options available under the contract by removal of the specified living benefit riders from the prospectus.

Comment 19:  Part C: Exhibit  - Power of Attorney

Please file a Power of Attorney that relates specifically to this Registration Statement. See Rule 483(b) of the Securities Act of 1933.

Response: A Power of Attorney listing the applicable 1933 Act number will be filed with the next amendment.

Comment 20: Financial Statements, Exhibits, and Other Information - Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a subsequent amendment to the registration statement.

Response: Financial statements, exhibits, and other required disclosure not included in this registration statement will be filed in a subsequent amendment to the registration statement.

In addition, in regards to the referenced filing, the Company acknowledges the following:

        o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

        o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Feel free to call me at 603-229-6140 with any further questions or comments. Thank you for your assistance.

Very truly yours,
/s/ Ronald R. Bessette
Ronald R. Bessette
Senior Counsel

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   Lincoln National Variable Annuity Account H

                            American Legacy III Plus

                    Supplement to the May 1, 2009 Prospectus

This Supplement dated June 30, 2009, outlines changes to the prospectus for your American Legacy III Plus variable annuity contract. It is for informational purposes and requires no action on your part.

For contracts purchased on or after June 30, 2009, the following optional Living Benefit Riders described in your prospectus will no longer be available for election:

o        Lincoln Lifetime IncomeSM Advantage
o        Lincoln Lifetime IncomeSM Advantage Plus
o        Lincoln SmartSecurity(R) Advantage
o        4LATER(R) Advantage
o        i4LIFE(R) Advantage with Guaranteed Income Benefit


For contracts purchased prior to June 30, 2009 the above-listed living benefit riders will not be available for election on or after October 13, 2009. All Living Benefit Riders that are elected prior to October 13, 2009 shall remain in effect without change. i4LIFE(R) Advantage without the Guaranteed Income Benefit will still be available for purchase by both new and existing contractowners.

Lincoln Lifetime IncomeSM Advantage provides minimum, guaranteed, periodic withdrawals for your life or for the lives of you and your spouse. Withdrawals are based on the Guaranteed Amount, which is equal to the initial purchase payment, and is increased by additional purchase payments, automatic step-ups and enhancements. Lincoln Lifetime IncomeSM Advantage Plus provides an increase in the contract value of an amount equal to the excess of the initial Guaranteed Amount over the current contract value. See The Contracts - Living Benefit Riders.

Lincoln SmartSecurity(R) Advantage provides a Guaranteed Amount that may be accessed through periodic withdrawals. The Guaranteed Amount is equal to the initial purchase payment plus any bonus credits adjusted for subsequent purchase payments, bonus credits, step-ups and withdrawals. The Guaranteed Amount may be stepped up to a higher amount according to the provisions outlined in your prospectus. See The Contracts - Living Benefit Riders.

4LATER(R) Advantage guarantees a minimum payout floor in the future for i4LIFE(R) Advantage regular income payments. 4LATER(R) Advantage provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of your annuity contract. See The Contracts - Living Benefit Riders.

i4LIFE(R) Advantage with Guaranteed Income Benefit ensures that your regular income payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract.

A complete description of the provisions of these riders, including the charges associated with these riders, is provided in your prospectus. See The Contracts
- Living Benefit Riders and Charges and Other Deductions - Rider Charges.

For contracts purchased prior to June 30, 2009, contractowners will have the option to elect i4LIFE(R) Advantage with the then current version of the Guaranteed Income Benefit at any time in the future as long as the Guaranteed Income Benefit is available. We reserve the right to discontinue offering i4LIFE(R) Advantage with the Guaranteed Income Benefit in the future according to the provisions of your contract. Should we discontinue offering i4LIFE(R) Advantage with the Guaranteed Income Benefit in the future, you will be notified via a supplement to the prospectus.


On or after October 13, 2009, the following provisions within the prospectus relating to the above-listed Living Benefit Riders should be disregarded unless you have elected a Living Benefit Rider or are eligible to elect i4LIFE(R) Advantage with Guaranteed Income Benefit:

        Under Charges and Other Deductions - Rider charges:
o        Lincoln Lifetime IncomeSM Advantage Charge;
o        Lincoln SmartSecurity(R) Advantage Charge;
o        4LATER(R) Advantage Charge;
o        4LATER(R) Guaranteed Income Benefit Charge.

        Under The Contracts - Living Benefit Riders:
o        Lincoln Lifetime IncomeSM Advantage;
o        Lincoln Lifetime IncomeSM Advantage Plus;
o        Lincoln SmartSecurity(R) Advantage;
o        4LATER(R) Advantage;
o        4LATER(R) with Guaranteed Income Benefit.

For contracts purchased prior to June 30, 2009 provisions in the prospectus that allow contractowners who have also elected Lincoln Lifetime IncomeSM Advantage, Lincoln Lifetime IncomeSM Advantage Plus, Lincoln SmartSecurity(R) Advantage and 4LATER(R) Advantage to drop their riders and purchase another Living Benefit Rider other than i4LIFE(R) Advantage with the Guaranteed Income Benefit subject to conditions shall no longer be effective on or after October 13, 2009. Before electing to drop an existing Living Benefit Rider you should consider that you will no longer be able to repurchase that rider or any other Living Benefit Rider (except i4LIFE(R) Advantage with Guaranteed Income Benefit) at a later date. You should also consider that you will not be able to carry over any Guaranteed Amount or Income Base to the new living benefit rider. You should also consider whether you will be eligible to purchase i4LIFE(R) Advantage with Guaranteed Income Benefit and whether that rider's features will be sufficient to meet your future income needs. Contractowners might consider purchasing i4LIFE(R) Advantage with the Guaranteed Income Benefit if they need an income program that provides periodic variable income payments for life, with a minimum payout floor, the ability to make withdrawals during a defined period of time (Access Period) and a death benefit during the Access Period. i4LIFE(R) Advantage with the Guaranteed Income Benefit uses a slightly lower annuity factor to calculate payments and contractwners might consider other annuity payment options if their annuity payments would be higher. Please refer to the i4LIFE(R) Advantage with the Guaranteed Income Benefit section of your prospectus for more details. Before deciding to drop an existing rider you should consult with your broker dealer representative.

The Investment Requirements provisions of the prospectus will continue to apply to all current elections of the Living Benefit Riders listed above and to any elections of those riders prior to October 13, 2009. In addition, Investment Requirements will apply to elections of i4LIFE(R) Advantage with the Guaranteed Income Benefit on or after October 13, 2009. Investment Requirements will not apply to contractowners who have not elected a Living Benefit Rider.


Please keep this Supplement with your prospectus for future reference.